Energy Fuels Inc.

Consolidated Financial Statements

For the 12 months ended
December 31, 2014 and the 15 months ended
December 31, 2013

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Energy Fuels Inc.

We have audited the accompanying consolidated financial statements of Energy Fuels Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2014 and the fifteen month period ended December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Energy Fuels Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2014 and the fifteen-month period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants
March 18, 2015
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

ENERGY FUELS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	December 31, 2014	December 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$10,410	$6,628
Marketable securities (Note 5)	284	409
Trade and other receivables (Note 6)	600	653
Inventories (Note 7)	31,306	28,040
Prepaid expenses and other assets	478	757
Assets held for sale (Note 8)	1,953	4,415
	45,031	40,902
Non-current
Notes receivable (Note 6)	682	-
Inventories (Note 7)	2,245	-
Investment in Virginia Energy Resources Inc. (Note 9)	380	1,012
Property, plant and equipment (Note 10)	65,873	100,969
Intangible assets (Note 12)	3,882	7,772
Restricted cash (Note 13)	16,148	25,478
	$134,241	$176,133

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,743	$5,442
Deferred revenue	1,517	1,429
Current portion of long-term liabilities
Decommissioning liability (Note 13)	121	172
Loans and borrowings (Note 14)	46	378
	6,427	7,421
Non-current
Decommissioning liability (Note 13)	15,170	13,627
Loans and borrowings (Note 14)	15,786	17,952
	37,383	39,000

Shareholders' equity
Capital stock (Note 16)	$232,835	$232,089
Contributed surplus (Note 16)	22,568	21,182
Share purchase warrants (Note 16)	4,714	4,838
Deficit	(163,978)	(120,366)
Accumulated other comprehensive income (loss)	719	(610)
	96,858	137,133
	$134,241	$176,133

Commitments and contingencies (Note 21)
Subsequent events (Note 23)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Larry Goldberg , Director

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

	12 month	15 month
	period ended	period ended
	December 31,
	2014	2013

REVENUES (Note 20)	$46,253	$73,248

COST OF SALES
Production cost of sales	(27,209)	(56,802)
Depreciation, depletion and amortization	(3,073)	(7,710)
Impairment of inventories	-	(3,269)

TOTAL COST OF SALES	(30,282)	(67,781)

GROSS PROFIT	15,971	5,467

Care and maintenance expenses (Note 20)	(7,004)	(5,402)
Selling, general and administrative expenses (Note 20)	(15,511)	(24,897)
Finance income (expense) (Note 20)	(1,543)	960
Impairment of property, plant and equipment (Note 11)	(35,856)	(60,257)
Impairment of Virginia Energy Resources (Note 9)	(368)	(1,941)
Other income (expense) (Note 20)	802	(1,255)

NET LOSS BEFORE TAXES	(43,509)	(87,325)

Income tax expense (Note 19)	(103)	-

NET LOSS FOR THE PERIOD	(43,612)	(87,325)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
Unrealized gain on available-for-sale assets	188	-
Gains on available-for-sale financial assets reclassified to profit or loss (Note 5)	(198)	-
Share of other comprehensive income (loss) of Virginia Energy Resources Inc. (Note 9)	71	(38)
Foreign currency translation adjustment	1,268	381

TOTAL OTHER COMPREHENSIVE LOSS	1,329	343

COMPREHENSIVE LOSS FOR THE PERIOD	$(42,283)	$(86,982)

BASIC AND DILUTED LOSS PER SHARE (Note 17)	$(2.22)	$(5.61)

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

	12 month	15 month
	period ended	period ended
	December 31,
	2014	2013

Capital stock (Note 16)
Balance, beginning of period	$232,089	$178,745
Shares issued for acquisition of interest in Virginia Energy	-	3,947
Shares issued for public and private offerings	-	10,459
Shares issued for property acquisitions	-	957
Shares issued for investor relations	-	167
Shares issued for Strathmore Minerals Corp. asset purchase	-	38,634
Tax impact from expired share purchase warrants	-	266
Shares issued for exercise of share purchase warrants	607	-
Shares issued for exercise of options	139	-
Issuance costs	-	(1,086)
Balance, end of period	232,835	232,089

Contributed surplus (Note 16)
Balance, beginning of period	21,182	17,906
Share purchase warrants expired	-	2,004
Tax impact from expired share purchase warrants	-	(266)
Share-based compensation	1,405	1,538
Stock options exercised (Note 18)	(19)	-
Balance, end of period	22,568	21,182

Share purchase warrants (Note 16)
Balance, beginning of period	4,838	6,002
Share purchase warrants expired	-	(2,004)
Warrants issued for public and private offerings	-	898
Exercised share purchase warrants	(124)	-
Issuance costs	-	(58)
Balance, end of period	4,714	4,838

Deficit
Balance, beginning of period	(120,366)	(33,041)
Net loss for the period	(43,612)	(87,325)
Balance, end of period	(163,978)	(120,366)

Accumulated other comprehensive income (loss)
Balance, beginning of period	(610)	(953)
Unrealized gain on available-for-sale assets	188	-
Gains on available-for-sale financial assets reclassified to profit or loss	(198)	-
Share of comprehensive loss of equity-accounted investees	71	(38)
Foreign currency translation reserve	1,268	381
Balance, end of period	719	(610)

Total shareholders' equity	$96,858	$137,133

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	12 month	15 month
	period ended	period ended
	December 31,
	2014	2013

OPERATING ACTIVITIES
Net loss for the period	$(43,612)	$(87,325)
Items not involving cash:
Depletion, depreciation and amortization	7,169	16,393
Stock-based compensation	1,405	1,538
Finance expense	1,543	(961)
Unrealized foreign currency translation expense	(186)	(582)
Equity-settled share-based payment transactions	-	1,156
Impairment of property, plant and equipment (Note 11)	35,856	60,257
Impairment of inventories	-	1,941
Impairment of investment in Virginia Energy Resources LLC (Note 9)	368	3,269
Adjustment of decommissioning liability (Note 13)	1,895	(259)
Gain on sale of assets and other	(943)	(31)
Share of equity-accounted investee (Note 9)	335	1,286
Cash received for services not yet provided	88	278
Change in non-cash working capital (Note 20)	(7,120)	2,890
Expenditures on reclamation of mineral interests	(1,197)	(42)
Interest received	47	645
	(4,352)	453
INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(1,054)	(6,503)
Expenditures on exploration, evaluation and development	(1,488)	(14,615)
Expenditures for Investment in Virginia Energy Resources Inc.	-	(344)
Acquisition of joint venture interests, net of cash acquired	-	(758)
Acquisition of Strathmore Minerals Corp., net of cash acquired	-	1,399
Cash received for sale of available-for-sale assets	1,995	-
Proceeds from sale of property, plant and equipment	233	1,100
Proceeds from sale of marketable securities	395	839
Change in cash deposited with regulatory agencies for decommissioning liabilities, net of interest	9,330	4,003
	9,411	(14,879)
FINANCING ACTIVITIES
Issuance of common shares upon exercise of warrants, net of share issuance costs	483	10,239
Issuance of common shares upon exercise of options, net of share issuance costs	120	-
Repayment of borrowings	(134)	(608)
Interest paid on convertible debentures	(1,612)	(1,768)
	(1,143)	7,863

INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	3,916	(6,563)
Effect of exchange rate fluctuations on cash held	(134)	(466)
Cash and cash equivalents - beginning of period	6,628	13,657
CASH AND CASH EQUIVALENTS - END OF PERIOD	$10,410	$6,628

Non-cash investing and financing transactions:
Issuance of shares for acquisition of joint venture interests	-	$682
Issuance of shares for investment in Virginia Energy	-	3,945
Issuance of shares and warrants for acquisition of Strathmore Minerals Corp	-	37,097
Issuance of secured notes for acquisition of mineral properties	-	275

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

1.      REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and continued and is now incorporated in the Province of Ontario. Energy Fuels Inc.’s registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado USA, 80228.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing properties, and extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to customers for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials”.

The Company and its significant subsidiaries, equity accounted investees, and joint operations are as follows:

			Functional	Dec. 31,	Dec. 31,
Entity	Function	Location	currency	2014	2013
Energy Fuels Inc.	Corporate	Ontario	CAD	100%	100%
Energy Fuels Wyoming Inc.(“EFW”)	Exploration	Wyoming	USD	100%	100%
Energy Fuels Holdings Corp. ("EFHC")	Corporate	Colorado	USD	100%	100%
Energy Fuels Resources (USA) Inc.("EFR")	Corporate	Colorado	USD	100%	100%
EFR White Mesa LLC ("White Mesa")	Mill	Utah	USD	100%	100%
EFR Henry Mountains LLC	Exploration	Colorado	USD	100%	100%
EFR White Canyon Corp	Mining	Utah	USD	100%	100%
EFR Colorado Plateau LLC	Mining	Colorado	USD	100%	100%
EFR Arizona Strip LLC	Mining	Arizona	USD	100%	100%
Strathmore Resources (US) Ltd	Exploration	Nevada	USD	100%	100%
Roca Honda Resources LLC	Exploration	Delaware	USD	60%	60%
Wyoming Gold Mining Company	Exploration	Wyoming	USD	100%	100%
Virginia Energy Resources Inc.	Exploration	British Columbia	USD	17%	17%

2.      BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in United States dollars (“USD”). All numbers are expressed in thousands of USD, except per share amounts. Certain footnote disclosures have share prices which are reported in Canadian dollars (“Cdn$”).

These financial statements have been authorized for issue by the Company’s Board of Directors on March 18, 2015.

Change in fiscal year end

In 2013, the Company changed its fiscal year end from September 30 to December 31, effective as of December 31, 2013. The reason for this change is to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers. Accordingly, for the 2014 fiscal reporting year, the Company is reporting audited consolidated financial statements for the twelve month period ending December 31, 2014, with comparative figures for the fifteen month period ended December 31, 2013 and consequently the results shown for the comparative period are not comparable.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Share consolidation

At a special meeting held on October 30, 2013, the Company’s shareholders approved a share consolidation, in which fifty common shares of the Company were exchanged for one new common share. The share consolidation occurred on November 5, 2013. All share and per share amounts in these consolidated financial statements have been restated to reflect the share consolidation.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company together with its subsidiaries, its equity accounted investees, and its joint operation assets and liabilities. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the Company and its subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Interests in equity-accounted investees

The Company’s interests in equity-accounted investees comprise interests in associates. Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method and are recognized initially at cost. The cost of an associate is measured at the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition.

These financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written down to its recoverable amount in the period in which impairment is identified.

Unrealized gains and losses on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in its associates.

Joint operations

Joint operations are entities the Company has rights to its proportionate share of the assets and obligations for the liabilities, relating to an arrangement. These consolidated financial statements include the Company’s proportionate share of Roca Honda Resources’ assets, liabilities, revenue and expenses with items of a similar nature on a line-byline basis, from the date that joint control commences until the date that joint control ceases.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

Revenue

a.	Sale of goods

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.

b.	Rendering of services

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. Deferred revenues represent processing proceeds received on delivery of alternate feed materials but in advance of the required processing activity.

Interest income and expense

Interest income and expense are recognized as they accrue in profit or loss, using the effective interest method.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company’s subsidiaries, investments in associates, and joint operations at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate as of the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

The assets and liabilities of entities whose functional currency is not the U.S. dollar are translated into the U.S. dollar at the exchange rate as of the reporting date. The income and expenses of such entities are translated into the U.S. dollar using average exchange rates for the reporting period. Exchange differences on foreign currency translations are recorded in other comprehensive income (loss).

Employee benefits

a.	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

b.	Share-based payment transactions

The Company uses a fair value-based method of accounting for stock options granted to employees, directors, and non-employees. The fair value of the award is determined using the Black-Scholes option pricing model on the date of the grant. For awards with graded vesting, the fair value of each tranche, adjusted for expected forfeitures, is recognized over its respective vesting period as an increase in stock-based compensation expense and the contributed surplus account.

When such stock options are exercised, the proceeds received by the Company, together with the respective amount previously recorded in contributed surplus, are credited to capital stock.

Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred along with a pro-rata share of the depletion of the associated mineral property and removed from the stockpile based upon the average cost per ton of ore produced. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months. Stockpiles are valued at the lower of their weighted average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

In-process and concentrate inventories include the cost of the ore removed from the stockpile as well as production costs incurred to process the ore into a saleable product, as well as the additions from any product purchased from the market. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Work in-process and concentrates are carried at the lower of average costs or NRV.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to NRV. In such a circumstance, the cost to replace the inventory through the market would be the best available measure of NRV.

Property, plant and equipment

a.	Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced, and the cost of the replacement asset is capitalized.

b.	Depreciation, depletion and amortization

Depreciation, depletion and amortization are calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and/or resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

•	Buildings	15 years
•	Shop tools and equipment	3-5 years
•	Mining equipment	5 years
•	Mill equipment	5-20 years
•	Office equipment	4-5 years
•	Furniture and fixtures	5-7 years
•	Light trucks & utility vehicles	5 years

The amortization method, residual values, and useful lives of property, plant and equipment are reviewed annually and any change in estimate is applied prospectively.

Exploration and evaluation assets

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation expenditures include costs which are directly attributable to researching and analyzing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; completing pre-feasibility and feasibility studies; and costs incurred in acquiring mineral rights.

Exploration and evaluation expenditures are capitalized and are classified as mineral property ‘Pre-development and non-operating’ within property, plant and equipment, until the project demonstrates technical feasibility and commercial viability. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, they may also occur when the Company makes a decision to proceed with development or begins production. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to the mineral properties ‘operating’ balance within property, plant and equipment.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Intangible assets

Sales contracts acquired in a business combination are recognized initially at fair value at the acquisition date. The Company’s intangible assets are recorded at cost less accumulated amortization.

Amortization is recorded as the Company sells inventory under its long-term sales contracts based on units sold, and is recognized in selling, general and administration expense of profit and loss.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit and loss are measured at fair value on initial recognition and transaction costs are expensed when incurred.

Measurement in subsequent periods depends on the classification of the financial instrument:

a.	Financial assets and liabilities at fair value through profit and loss (“FVTPL”)

Financial assets and liabilities are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative instruments. Financial assets or liabilities classified as FVTPL are measured at fair value, with changes recognized in profit and loss. The Company’s financial instruments classified as FVTPL include convertible debentures (Note 14). The Company does not currently hold any derivative instruments.

b.	Available-for-sale financial assets

The Company's investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences on available-for-sale monetary items, are recognized directly in other comprehensive income (loss). When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss. The Company has classified its marketable securities as available for sale.

c.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

Loans and receivables are comprised of trade and other receivables and cash and cash equivalents

Cash and cash equivalents includes cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less that are subject insignificant risk of changes in their fair value, and are used by the Company in the management of short-term commitments.

d.	Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. Accounts payable, accrued liabilities, finance leases and notes payable are classified as other financial liabilities.

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees or points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or to the net carrying amount on initial recognition.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Capital stock

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a reduction in common shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within contributed surplus.

Impairment

a.	Non-derivative financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired.

Objective evidence of an impairment loss includes:

•	significant financial difficulty of the obligor;

•	delinquencies in interest or principal payments;

•	increased probability that the borrower will enter bankruptcy or other financial reorganization; and

•	in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss as the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

b.	Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating unit (“CGU”).

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

c.	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, it is reversed through OCI.

d.	Equity-accounted investees

An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

Decommissioning liabilities

The Company’s decommissioning liabilities relate to expected mine and mill reclamation and closure activities, as well as costs associated with reclamation of exploration drilling. Such costs, discounted to their present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The decommissioning liability is accreted to full value over time through periodic accretion charges recorded to operations as accretion expense. The Company periodically adjusts the carrying amounts of the decommissioning liability and the related asset for changes in estimates of the amount or timing of underlying future cash flows, and discount rates.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential dilutive instruments.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. The Company does not capitalize borrowing costs related to exploration and evaluation assets. All other borrowing costs are recognized as finance costs in profit and loss in the period in which they are incurred.

New accounting standards adopted during the current year

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2014.

(i)	IFRS 13 Fair value measurement

(ii)	IFRIC 21 Levies

(iii)	Amendments to IAS 32 Financial Instruments: presentation

The nature and effects of the changes are explained below.

(i)	IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value, and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards. This standard also requires additional disclosure about fair value measurement.

(ii)	IFRIC Interpretation 21, Levies

On January 1, 2014 the Company adopted IFRIC 21, Levies (“IFRIC 21”) 2014 with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. The adoption of IFRIC 21 did not have a material impact on these financial statements.

(iii)	Amendments to IAS 32 Financial Instruments: presentation

The amendments to IAS 32 Financial Instruments: presentation (“IAS 32”) clarify the criteria that should be considered in determining whether an entity has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The adoption of the amendments to IAS 32 did not have a material impact on these financial statements.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Future Accounting Changes

The IASB issued the following new and revised standards and amendments, which are not yet effective which may have future applicability to the Company:

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 Financial Instruments

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IFRS 11

On May 6, 2014 the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 16 and IAS 38

On May 12, 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendments made to IAS 16 explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment. This is because such methods reflect factors other than the consumption of economic benefits embodied in the asset. The amendments in IAS 38 introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IFRS 10 and IAS 28

On September 11, 2014 the IASB issued Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture (JV). Specifically, under the existing consolidation standard the parent recognises the full gain on the loss of control, whereas under the existing guidance on associates and JVs the parent recognises the gain only to the extent of unrelated investors’ interests in the associate or JV. The main consequence of the amendments is that a full gain/loss is recognised when the assets transferred meet the definition of a ‘business’ under IFRS 3 Business Combinations. A partial gain/loss is recognised when the assets transferred do not meet the definition of a business, even if these assets are housed in a subsidiary. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

Significant estimates made by management include:

a.	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured, indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

b.	Depreciation, depletion and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit-of-production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a unit-of-production basis that allocates the cost of the asset to production cost based on the current period’s mined ore as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of amortization, depletion and depreciation.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

c.	Valuation of long-lived assets

The Company undertakes a review of the carrying values of property, plant and equipment and intangibles whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, the management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine or mill’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of plant, property and equipment and intangibles.

d.	Business combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill or bargain purchase gain that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

e.	Decommissioning liabilities

Decommissioning liabilities are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

f.	Determination of significant influence

Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policy-making processes material transactions between the Company and the associate, interchange of managerial personnel, provision of essential technical information and operating involvement.

g.	Determination whether an acquisition represents a business combination or asset purchase

Management determines whether an acquisition represent a business combination or asset purchase by considering the stage of exploration and development of an acquired operation. Consideration is given to whether the acquired properties include mineral reserves or mineral resources, in addition to the permitting required and results of economic assessments.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

4.       ACQUISITION OF STRATHMORE MINERALS CORP.

On June 11, 2013 the Company and Strathmore entered into an agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (the “Arrangement”), all of the outstanding common shares of Strathmore. Strathmore’s primary U.S. mineral properties are the Gas Hills project in Wyoming and a 60% stake in Roca Honda in New Mexico.

The shareholders of EFI and the shareholders of Strathmore approved the Arrangement at their respective Special Meetings held on August 13, 2013 and August 20, 2013 respectively. Subsequent to receiving approval from the Toronto Stock Exchange and the Supreme Court of British Columbia, the acquisition was completed August 30, 2013.

Pursuant to the Arrangement, Strathmore shareholders received 0.0294 EFI common shares for each common share of Strathmore. Under the terms of the Arrangement, all Strathmore options vested fully upon change in control and were replaced with options of EFI based on the exchange ratio.

The cost of acquisition included the fair value of the issuance of the following instruments: 3,665,395 Energy Fuels common shares at Cdn$10.50 ($9.95) per share aggregating to $36,470, plus 63,024 EFI common shares at Cdn$10.50 (S9.95) per share aggregating to $627 for replacement of Strathmore’s restricted share units.

Transaction costs totaled $1,362 including the issuance of 55,095 EFI common shares valued at $548 in satisfaction of the advisory fee, bringing the total purchase price to $38,459. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

The transaction was accounted for as an asset acquisition and not a business combination under IFRS 3 due to the stage of its mineral property projects. The cost of each item of property, plant and equipment acquired was determined by allocating the price paid for the Company of assets to each item based on its relative fair value at the time of acquisition.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

$
Issuance of 3,665,395 common shares for replacement of Strathmore common shares	36,470
Issuance of 63,024 common shares for replacement of Strathmore restricted share units	627
Transaction costs	1,362
Purchase consideration	38,459

The purchase price was allocated as follows:
Cash and cash equivalents	2,213
Marketable securities	245
Trade and other receivables	413
Prepaid expenses and other assets	37
Property, plant and equipment	35,671
Restricted cash	902
Accounts payable and accrued liabilities	(917)
Current decommissioning liability	(105)
Net identifiable assets	38,459

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

5.      MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

	December 31,	December 31,
	2014	2013
	$	$
Mega Uranium Ltd. 1,750,000 common shares (December 31, 2013 - 2,877,000)	196	243
Bayswater Uranium Corporation nil common shares (December 31, 2013 - 2,759,807 common shares)	-	157
Other	88	9
	284	409

In the 12 months ended December 31, 2014 the Company sold 2,877,000 (2013 – nil) shares of Mega Uranium Ltd. (“Mega”) for gross proceeds of $415 (2013 – nil) and recorded other income of $198 (2013 – ($598)) in the statement of profit and loss. In 2014, the Company also exchanged 2,759,807 shares of Bayswater Uranium Corporation ("Bayswater") for 1,750,000 shares of Mega.

The Company has classified its investments in Mega and Bayswater as available-for-sale investments and unrealized gains and losses or changes in fair value are recorded in other comprehensive income until realized.

The Company’s investments in marketable securities are classified as Level 1 in the fair value hierarchy outlined in IFRS 7 Financial Instruments: Disclosures as their fair value has been determined based on a quoted price in an active market.

6.      RECEIVABLES

	December 31,	December 31,
	2014	2013
	$	$
Current
Trade receivables - other	600	653
	600	653
Non-current
Notes receivable (1)	682	-
	682	-

(1)

In the 12 months ended December 31, 2014 the Company received two notes with the principal totaling $1,050 and due in 2018 in connection with the sale of certain assets previously recorded as held for sale. These notes carry a 3% annual interest payment and are secured by the underlying assets. The Company has setup a reserve of $223 against the collectability of these receivables.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

7.      INVENTORIES

	December 31,	December 31,
	2014	2013
	$	$
Concentrates and work-in-progress	28,363	19,754
Inventory of ore and alternate feed in stockpiles	2,245	4,618
Raw materials and consumables	2,943	3,668
	33,551	28,040
Inventories - by duration
Current	31,306	28,040
Long-term - ore in stockpiles	2,245	-
	33,551	28,040

As at December 31, 2014, no inventories are carried at fair value less costs to sell (December 31, 2013 – $4,618). The long-term portion of inventory of ore in stockpiles represents ore that is not currently expected to be processed within the next year.

8.      ASSETS HELD FOR SALE

	December 31,	December 31,
	2014	2013
	$	$
Non-core mining assets (1)	-	1,565
Copper King (2)	1,453	2,850
Marquez Ranch mineral interest (3)	500	-
	1,953	4,415

(1)	On August 20, 2014 the Company completed the sale of certain non-core uranium assets to a private investor group for a consideration totaling $2,004.

(2)	On July 2, 2014 the Company sold the Copper King Project to a private company for $1,495 in cash and 50% on the shares of the new company. The new company is actively pursuing a sale of the project.

(3)	On December 3, 2014 the Company signed a letter of intent to sell the Marquez Ranch mineral interest for $500.

9.      EQUITY ACCOUNTED INVESTEES

The following table reconciles the summarized financial information to the carrying amount of Energy Fuels’ interest in Virginia Energy.

Consideration paid January 28, 2013	$4,277
Share of loss in Virginia Energy for the eight months ended September 30, 2013	(1,286)
Share of other comprehensive loss in Virginia Energy for the eight months ended September 30, 2013	(38)
Impairment (b)	(1,941)
Balance, December 31, 2013	$1,012
Share of loss in Virginia Energy for the twelve months ended September 30, 2014	(335)
Share of other comprehensive income in Virginia Energy for the twelve month ended September 30, 2014	71
Impairment (a)	(368)
Balance, December 31, 2014	$380

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Virginia Energy generally releases its financial statements after Energy Fuels releases its financial statements. Accordingly, the Company records its share of Virginia Energy’s comprehensive income or loss using information available from the previous quarter. The Company has recorded a loss of $335 in other income (expense) and a gain of $71 in other comprehensive income (loss) for its share of comprehensive income or loss of Virginia Energy for the 12 months ended December 31, 2014.

(a)

During the 12 months ended December 31, 2014, it was determined that the carrying amount of the Company’s investment in Virginia Energy exceeded the recoverable amount of the investment. The recoverable amount was based on an estimate of the investment’s fair value less costs of disposal. Fair value was derived from the price of the Company’s ownership of 9,439,857 Virginia Energy’s shares (VUI.V) at the close of the TSX Venture Exchange on September 30, 2014 less estimated selling costs of $24. As a result, the Company recorded an impairment charge of $368.

(b)

During the 15 months ended December 31, 2013, it was determined that the carrying amount of the Company’s investment in Virginia Energy exceeded the recoverable amount of the investment. The recoverable amount was based on an estimate of the investment’s fair value less costs of disposal. Fair value was derived from the price of Virginia Energy’s shares (VUI.V) at the close of the TSX Venture Exchange on December 31, 2013 less selling costs of $57. As a result, the Company recorded an impairment charge of $1,941.

10.      PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment for the 12 months ended December 31, 2014:

			Mineral Properties
	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at January 1, 2014	$81,184	$7,327	$3,262	$104,730	$196,503
Additions	986	-	-	1,491	2,477
Disposals for the period	(775)	-	-	-	(775)
Revision of decommissioning liability	926	-	-	-	926
Reclassified to asset held for sale (2)	-	-	-	(500)	(500)
Balance at December 31, 2014	$82,321	$7,327	$3,262	$105,721	$198,631
Depreciation, depletion, disposals and impairment
Balance at January 1, 2014	58,922	4,600	2,962	29,050	95,534
Depreciation for the period	785	-	-	-	785
Depletion for the period	-	1,296	-	-	1,296
Disposals for the period	(713)	-	-	-	(713)
Impairment (1)(2)	22,594	1,431	300	11,531	35,856
Balance at December 31, 2014	$81,588	$7,327	$3,262	$40,581	$132,758

Net Book Value	$733	$-	$-	$65,140	$65,873

(1)

At June 30 2014, the Company tested its property, plant and equipment for impairment (excluding any assets acquired pursuant to the acquisition of Strathmore Minerals Corp. and Titan Uranium Inc.) and recognized an impairment loss of $30,781. A summary of the impairment charge by asset is provided in Note 11.

(2)

In December 2014 the Company entered into a letter of intent to sell its interest in the Marquez Uranium mineral interest for $500 in cash and an underlying royalty. The Company tested this property for impairment and recognized an impairment loss of $5,075. The remaining $500 was reclassified as an asset held for sale.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following is a summary of property, plant and equipment for the 15 months ended December 31, 2013:

		Mineral Properties
	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at September 30, 2012	$80,618	$2,288	$-	$63,990	$146,896
Acquisition of Colorado Plateau Partners LLC & Arizona Strip Partners LLC	-	-	-	1,997	1,997
Additions	3,174	3,057	-	13,297	19,528
Acquisition of Strathmore Minerals Corp (Note 5)	965	-	-	34,706	35,671
Disposals for the period	(1,502)	-	-	-	(1,502)
Reclassification to operating (2)	-	5,179	-	(5,179)	-
Reclassification to care and maintenance (1)	-	(3,169)	3,169	-	-
Revision of decommissioning liability	(2,071)	(28)	93	334	(1,672)
Reclassified to assets held for sale (4)	-	-	-	(4,415)	(4,415)
Balance at December 31, 2013	$81,184	$7,327	$3,262	$104,730	$196,503

Depreciation, depletion, disposals and impairment
Balance at September 30, 2012	15,341	37	-	11,994	27,372
Depreciation for the period	8,460	-	-	-	8,460
Depletion for the period	-	622	-	-	622
Disposals for the period	(1,177)	-	-	-	(1,177)
Reclassification to care and maintenance (1)	-	(232)	232	-	-
Impairment (3)	36,298	4,173	2,730	17,056	60,257
Balance at December 31, 2013	$58,922	$4,600	$2,962	$29,050	$95,534

Net Book Value	$22,262	$2,727	$300	$75,680	$100,969

(1)

The Beaver, Pandora, and Daneros mines were placed on care and maintenance in the 15 months ended December 31, 2013 as a result of market conditions. Costs associated with the care and maintenance for mines are expensed in the period in which they are incurred and depletion is no longer recorded. For the 15 months ended December 31, 2013, the costs expensed in profit and loss were $5,402.

(2)	The Pinenut mine achieved commercial production in July 2013.

(3)

During the 15 months ended December 31, 2013, the Company tested its property, plant and equipment for impairment (excluding any assets acquired pursuant to the acquisition of Strathmore) and recognized an impairment loss of $60,257. A summary of the impairment charge by asset is provided in Note 11.

(4)

During the 15 months ended December 31, 2013, the Company identified some non-core assets, which includes assets on the Colorado Plateau and its Copper King property, and reclassified them to assets held for sale. In the three months ended September 30, 2014, the company sold its interest in non-core mining assets on the Colorado Plateau for $500 cash, a $500 note receivable due in 2018 and assumption of the liabilities. The Company during the three months ended September 30, 2014 also sold 50% of its interest in the Copper King property for $1,495 in cash and a 50% interest in a new company created to complete the sale of the Copper King asset. The 50% interest in the new company is included in assets held for sale.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Pre-development and non-operating properties

The Company enters into exploration agreements from time to time whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of the net book value of pre-development non-operating property expenses shown by area of interest:

	December 31,	December 31,
	2014	2013
	$	$
Colorado Plateau	-	2,282
Henry Mountains	-	1,170
Arizona Strip	-	3,002
Wyoming	44,388	43,372
New Mexico	20,752	25,854
Total	65,140	75,680

11.      IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Impairment for the twelve months ended December 31, 2014

In the three months ended June 30, 2014, the Company identified the decline in the U3O8 spot and long-term prices from April 1, 2014 through July 31, 2014 and a significant deterioration in the Company’s expectation of future uranium prices, as indicators of potential impairment and as such the Company performed a quantitative assessment of impairment.

For the purpose of performing impairment analysis, the Company’s White Mesa Mill together with its mines located in the Colorado Plateau, Henry Mountains and Arizona Strip geographic regions represent a single cash generating unit (“CGU”) (collectively referred to as “WMM CGU”).

Based on the impairment analysis, the Company recorded an impairment loss of $30,781, in the quarter ended June 30, 2014, with respect to the WMM CGU. No impairment was required with respect to the Company’s mineral properties in the Wyoming and New Mexico areas.

In December 2014, as a result of the Company entering into a letter of intent to sell its interest in the Marquez Uranium mineral interest for considerations including $500 in cash, the Company tested the property for impairment. With a book value of $5,575, the Company recognized the fair value of $500 in assets held for sale and recorded an impairment loss of $5,075.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table summarizes the impairment charges for property, plant and equipment by area of interest for the 12 months period ending December 31, 2014:

12 months ended
Decemeber 31, 2014

Impairment loss
Plant and equipment	$(22,594)
Total plant and equipment	(22,594)
Mineral Properties
Operating
Arizona Strip	(1,431)
Total operating	(1,431)
Care and maintenance
Colorado Plateau	(300)
Total care and maintenance	(300)
Pre-development and non-operating
Colorado Plateau	(2,285)
Henry Mountains	(1,170)
Arizona Strip	(3,001)
Wyoming	-
New Mexico	(5,075)
Total pre-development and non-operating	(11,531)
Total	$(35,856)

Key Assumptions

The recoverable amount in the June 30, 2014 impairment analysis was determined based on the fair value less costs of disposal using discounted cash flow projections and various other pricing scenarios. Key assumptions used in the calculation of recoverable amounts include discount rates, uranium prices, future timing of production volume including the date when a mineral property can be brought into production and the expected cost to produce uranium and future care and maintenance and operating costs.

The Company’s estimate of future uranium sales prices were based primarily on the uranium prices prepared by industry analysts. For the purpose of the June 30, 2014 impairment analysis, management estimated a long-term uranium price of $43.50/lb. for the period up to December 31, 2014; a price range of $44.00/lb. to $52.00/lb. for the period 2015 to 2018 and $55.00/lb. to $60.50/lb. for the period 2019 to 2022. The Company used a pre-tax real discount rate of 10.5% based on the Company’s estimated weighted-average cost of capital for discounting the cash flow projections.

Sensitivity analysis

As the discounted cash flow analysis did not show any value as of June 30, 2014, the Company has written off the entire cost basis associated with the WMM CGU. As such a 10% increase or decrease in the future uranium prices or a 1% increase or decrease in the discount rate would not result in a change in the recoverable amount.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Impairment for the 15 months ended December 31, 2013

The Company considers both quantitative and qualitative factors to assess impairment.

At September 30, 2013, the Company identified the recent and the continued decline of uranium prices and the Company’s expectation to place certain of its mineral properties on care and maintenance as indicators of impairment.

For the purpose of performing impairment analysis, the Company grouped its plant and equipment at its White Mesa Mill together with its mines located in the Colorado Plateau, Henry Mountains and Arizona strip geographic regions as a single cash generating unit (“CGU”) (collectively referred as “WMM CGU”). The Company also assessed impairment of its properties in Wyoming and New Mexico on a standalone basis.

Based on the impairment analysis, the Company recorded an impairment loss of $60,257, in the quarter ended September 30, 2013, with respect to the WMM CGU. No impairment was recorded with respect to the Company’s mineral properties in the Wyoming and New Mexico area. The Company determined there were no additional indications of impairment at December 31, 2013.

The following table summarizes the impairment charges for property, plant and equipment related to the WMM CGU by area of interest for the 15 month period ending December 31, 2013:

15 months ended
December 31, 2013

Impairment loss
Plant and equipment	(36,298)
Total plant and equipment	(36,298)
Mineral Properties
Operating
Arizona Strip	(4,173)
Total operating	(4,173)
Care and maintenance
Colorado Plateau	(1,836)
Daneros	(894)
Total care and maintenance	(2,730)
Pre-development and non-operating
Colorado Plateau	(9,654)
Henry Mountains	(3,843)
Arizona Strip	(3,559)
Wyoming	-
New Mexico	-
Total pre-development and non-operating	(17,056)
Total	(60,257)

Key Assumptions

The recoverable amount in the impairment analysis was based on the fair value less costs of disposal using discounted cash flow projections. Key assumptions used in the calculation of recoverable amounts include discount rates, uranium prices, future timing of production volume including the date when a mineral property can be brought into production and the expected cost to produce uranium and future operating costs.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The Company’s estimate of future uranium sales prices were based on the uranium prices prepared by industry analysts. For the purpose of the impairment analysis, management estimated a uranium price of $ 38.00/lb. for the period up to December 31, 2013; a price range of $42.00/lb. to $55.00/lb. for the period 2014 to 2018 and $62.00/lb. to $75.00/lb. for the period 2019 to 2024. The Company used a pre-tax real discount rate of 10.5% based on the Company’s estimated weighted-average cost of capital for discounting the cash flow projections.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the WMM CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Sensitivity analysis

As at December 31, 2013, a 5% increase or decrease in the future uranium prices would have resulted in a change in the recoverable amount by approximately $13.6 million, and a 1% increase or decrease in the discount rate would result in an approximately $4.6 million change in the recoverable amount based on current life of mine plans models. Significant changes in uranium price would cause the Company to review its mine plans accordingly.

12.     INTANGIBLE ASSETS

	12 months ended	15 months ended
	December 31,	December 31,
	2014	2013
Sales Contracts	$	$
Cost	15,851	15,851

Accumulated amortization, beginning of period	8,079	1,943
Amortization of sales contracts	3,890	6,136
Accumulated amortization, end of period	11,969	8,079

Carrying amounts	3,882	7,772

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

13.      DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following table summarizes the Company’s decommissioning liabilities:

	December 31,	December 31,
	2014	2013
	$	$
Decommissioning liability, beginning of period	13,799	15,199
Revision of estimate (1)	2,821	(1,933)
Transfer of liability associated with the sale of mining assets	(536)
Liability from acquisition of Colorado Plateau Partners LLC &
Arizona Strip Partners LLC	-	54
Liability from acquisition of Strathmore Minerals Corp	-	105
Accretion	404	416
Reclamation work	(1,197)	(42)
Decommissioning liability, end of period	15,291	13,799
Decommissioning liability by location:
Exploration drill holes	121	172
White Mesa Mill	11,075	8,206
Colorado Plateau	1,618	2,053
Henry Mountains	496	441
Daneros	87	78
Arizona Strip	1,237	1,550
Sheep Mountain	657	1,299
	15,291	13,799
Decommissioning liability:
Current	121	172
Non-current	15,170	13,627
	15,291	13,799

(1)

Revision of estimates is as a result of a change in the risk-free discount rates used to calculate decommissioning liabilities. Subsequent changes to the decommissioning liabilities for fully impaired assets will be recorded in profit and loss.

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rates ranging from 0.25% to 2.75% based on US Treasury rates of varying lengths ranging from 1 to 30 years. The total undiscounted decommissioning liability as at December 31, 2014 is $26,725 (December 31, 2013 - $27,963). Reclamation costs are expected to be incurred between 2015 and 2041 in the following manner: 2015 – 2019 - $716, 2020 – 2024 - $2,323, 2025 – 2035 - $2,013, 2036 – 2041 - $21,673.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Restricted cash, which is held by or for the benefit of regulatory agencies to collateralize future obligations, are comprised of the following:

	12 months ended	15 months ended
	December 31,
	2014	2013
	$	$
Restricted cash, beginning of period	25,478	28,525
Restricted cash from acquisition of Colorado Plateau Partners LLC &
Arizona Strip Partners LLC	-	54
Restricted cash from acquisition of Strathmore Minerals Corp	-	902
Refunds and returns for the period (1)	(9,330)	(4,003)
Restricted cash, end of period	16,148	25,478

(1)

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the 12 months ended December 31, 2014, the Company had a net refunds and returns of $9,331 from its collateral account (December 31, 2013 -$4,003) primarily as a result of the restructuring of the Company’s surety arrangements and the reduction of bonding requirements at some of the Company’s projects.

14.      LOANS AND BORROWINGS

The contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost, and the Company’s convertible debentures which are measured at fair value, are as follows.

	December 31,	December 31,
	2014	2013
	$	$
Current portion of loans and borrowings:
Secured note (2)	-	250
Finance leases and other	46	128
	46	378
Long-term loans and borrowings:
Convertible debentures (1)	15,740	17,478
Secured note (2)	-	203
Finance leases and other	46	271
	15,786	17,952

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				December 31,		December 31,
				2014		2013
				$		$
		Nominal
		interest	Year of	Carrying			Carrying
	Currency	rate	maturity	Face value amount		Face value	amount
Convertible debentures (1)	USD	8.5%	2017	18,964	15,740	20,684	17,478
Secured note (2)	USD	-	2016	-	-	500	453
Finance leases and other	USD	7%	2013 -2017	185	92	566	399
				19,149	15,832	21,750	18,330

(1)

On July 24, 2012 the Company completed a bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017 (the “Debentures”). The Debentures were issued at a price of Cdn$1 per Debenture for gross proceeds of $21,551 (the “Offering”). The Debentures are convertible into common shares at the option of the holder at a conversion price of Cdn$15.00 per common share. Interest is paid in cash and in addition, unless an event of default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Debentures, on the date it is payable under the indenture (i) in cash; (ii) by delivering sufficient common shares to the debenture trustee, for sale, to satisfy the interest obligations in accordance with the indenture in which event holders of the Debentures will be entitled to receive a cash payment equal to the proceeds of the sale of such common shares; or (iii) any combination of (i) and (ii).

The Debentures accrue interest, payable semi-annually in arrears on June 30 and December 31 of each year at a fluctuating rate, of not less than 8.5% and not more than 13.5%, indexed to the simple average spot price of uranium as reported on the Ux Weekly Indicator Price. Interest can be paid in cash or issuance of the Company’s common shares. The Debentures may be redeemed in whole or part, at par plus accrued interest and unpaid interest by the Company between June 30, 2015 and June 30, 2017 subject to certain terms and conditions, provided the volume weighted average trading price of the common shares of the Company on the TSX during the 20 consecutive trading days ending five days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.

Upon redemption or at maturity, the Company will repay the indebtedness represented by the Debentures by paying to the debenture trustee in Canadian dollars an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as applicable, together with accrued and unpaid interest thereon.

Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Company has the option to satisfy its obligation to repay the Cdn$1 principal amount of the Debentures, in whole or in part, due at redemption or maturity, upon at least 40 days’ and not more than 60 days’ prior notice, by delivering that number of common shares obtained by dividing the Cdn$1 principal amount of the Debentures maturing or to be redeemed as applicable, by 95% of the volume-weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The debentures are classified as FVTPL where the debentures are measured at fair value based on the closing price on the TSX and changes are recognized in profit and loss. For the 12 months ended December 31, 2014 the Company recorded a gain on revaluation of convertible debentures of $300 (December 31, 2013 - $2,744).

(2)	In July 2014 the Company sold the note along with its interest in the underlying property.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

15.      RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management includes the Company’s Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Operating Officer (COO), General Counsel and Secretary, Senior Vice President Marketing and Sales, and the directors. In addition to their salaries or directors fees, executive officers and directors also participate in the Company’s stock option plan (see Note 18).

Key management personnel compensation is comprised of the following:

	12 months ended	15 months ended
	December 31,	December 31,
	2014	2013
Salaries and short-term employee benefits	$1,693	$2,316
Share-based payments	1,116	923
	$2,809	$3,239

16.     CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	2014		2013
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	19,601,251	232,089	13,572,121	178,745
Shares issued for exercise of share purchase warrants	61,301	607	-	-
Shares issued for exercise of options	15,000	139	-	-
Shares issued for acquisition of joint venture interests	-	-	70,551	682
Shares issued for Virginia Energy shares	-	-	442,433	3,947
Shares and warrants issued for public and private offerings (a)(e)	-	-	1,572,616	10,459
Shares issued for investor relations	-	-	21,000	167
Shares issued for property acquisitions	-	-	31,407	275
Shares issued for Strathmore Minerals Corp. asset purchase (b)(c)(d)	-	-	3,891,159	38,634
Tax recovery from expired share purchase warrants	-	-	-	266
Adjustment due to rounding for share consolidation	-	-	(36)	-
Share issuance costs	-	-	-	(1,086)
Balance, December 31,	19,677,552	232,835	19,601,251	232,089

a)

On June 13, 2013, the Company completed an equity private placement of 947,616 non-transferable subscription receipts at a price of Cdn$7.00 ($6.75) per subscription receipt for gross total proceeds of $6,522. Each subscription receipt was exchangeable into one unit of the Company. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn$9.50 until June 15, 2015. Also included in the consideration are compensation warrants where each whole warrant entitles the holder to purchase one common share at a price of Cdn$9.00 until June 15, 2015. The fair value of the 473,808 full warrants and the 50,594 compensation warrants that were issued on the completion of the private placement totaled $838 and this value was recorded in share purchase warrants, a separate component of shareholders’ equity.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

b)

On August 29, 2013 the Company completed the acquisition of Strathmore in exchange for 3,665,395 Energy Fuels common shares at Cdn$10.50 ($10.00) per share aggregating to $36,470, plus 63,024 EFI common shares at Cdn$10.50 (S10.00) per share aggregating to $627 for replacement of Strathmore’s restricted share units which had fully vested upon acquisition by EFI.

c)

Pursuant to the acquisition of Strathmore, the Company issued 55,095 EFI common shares valued at $548 in satisfaction of the advisory fee. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

d)

On September 11, 2013 the Company issued 107,645 shares valued at $989 to former employees of Strathmore in consideration for termination liabilities of certain employees. The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the shares were issued. These costs were expensed in the consolidated financial statements of the Company.

e)

On October 16, 2013 the Company completed an offering of 625,000 shares at a price of Cdn$8.00 ($7.73) for total gross proceeds of $4,833. Also included in the consideration are 30,963 compensation warrants where each whole warrant entitles the holder to purchase one common share at a price of Cdn$8.00 until October 16, 2016. The fair value of the 30,963 compensation warrants that were issued on the completion of the offering totaled $60.

Contributed surplus

	December 31,	December 31,
	2014	2013
	$	$
Balance, beginning of period	21,182	17,906
Share purchase warrants expired	-	2,004
Tax expense from expired share purchase warrants	-	(266)
Share-based compensation	1,405	1,538
Stock options exercised	(19)	-
Balance, end of period	22,568	21,182

Share Purchase Warrants

		Exercise Price	Warrants
Month Issued	Expiry Date	Cdn$	Issued
March 2011	March 31, 2015	32.50	230,000
June 2012	June 22, 2015	13.25	355,005
June 2013	June 15, 2015	9.50	464,859
June 2013	June 15, 2015	9.00	19,915
October 2013	October 16, 2015	8.00	9,290

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

	Weighted	Number of warrants
	Average
	Exercise Price	December 31,	December 31,
	Cdn$	2014	2013
Balance, beginning of period	24.50	1,140,370	915,743
Expiration of agent warrants issued in connection with public offering	25.00	-	(32,200)
Expriation of warrants issued in exchange for Titan Uranium Inc. warrants	32.50	-	(298,538)
Warrants issued in connection with private placement (1)	8.76	-	524,402
Warrants issued in connection with the public offering (2)	8.00	-	30,963
Shares issued for exercise of share purchase warrants	8.72	(61,301)	-
Balance, end of period	15.61	1,079,069	1,140,370

	December 31,	December 31,
	2014	2013
	$	$
Balance, beginning of period	4,838	6,002
Expiration of warrants issued in exchange for Titan Uranium Inc. warrants	-	(541)
Expiration of warrants issued in connection with public offering	-	(1,463)
Warrants issued for public and private offerings (1)(2)	-	898
Shares issued for exercise of share purchase warrants	(124)	-
Share issuance costs	-	(58)
Balance, end of period	4,714	4,838

(1)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $838 of fair value for the 524,402 warrants issued in connection with the June 2013 private placement.

Risk-free rate	1.016%
Expected life	2.0 years
Expected volatility	94%*
Expected dividend yield	0.0%

(2)

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $60 of fair value for the 30,963 warrants issued in connection with the October 2013 public offering:

Risk-free rate	1.186%
Expected life	2.0 years
Expected volatility	93%
Expected dividend yield	0.0%

*	Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the warrants.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

17.      EARNINGS (LOSS) PER COMMON SHARE Weighted average number of common shares (basic)

The following is a reconciliation of weighted average shares outstanding for the 12 months ended December 31, 2014 and the 15 months ended December 31, 2013:

	12 months ended	15 months ended
	December 31, 2013	December 31, 2013
Issued common shares at beginning of period	19,601,251	13,572,121
Effect of share options exercised	11,137	-
Effect of shares issued for exercise of share purchase warrants	49,273	-
Effect of shares issued in asset acquisitions	-	1,101,711
Effect of shares issued in a private placements	-	744,151
Effect of shares issued in a public offerings	-	104,167
Effect of shares issued to settle obligations	-	35,830
Weighted average shares outstanding	19,661,661	15,557,980

Diluted earnings (loss) per share

The calculation of diluted earnings per share after adjustment for the effects of all potential dilutive common shares, calculated as follows:

	12 months ended	15 months ended
	December 31,	December 31,
	2014	2013
Loss attributable to shareholders	($43,612)	($87,325)
Basic and diluted weighted average number of common shares outstanding	19,661,661	15,557,980
Loss per common share	($2.22)	($5.61)

At December 31, 2014, 1,984,482 options and warrants (December 31, 2013 - 1,935,688) and the potential conversion of the uranium debentures have been excluded from the calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

18.      SHARE-BASED PAYMENTS

Stock options

The fair value of stock options granted during the 12 months ended December 31, 2014 and the 15 months ended December 31, 2013 is as follows:

	12 months ended	15 months ended
	December 31, 2014	December 31, 2013
	$	$
Share option plan expense (1)	1,405	1,269
Replacement of Strathmore options	-	269
Value of stock options granted	1,405	1,538

(1)

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

For the 12 months ended December 31, 2014, the Company granted 307,250 stock options (December 31, 2013 – 496,121) with a fair value of $1,600 to its employees, directors and consultants recording stock-based compensation and recorded an expense of $1,405 (December 31,2013 – $1,538 net of $312 capitalized as part of the Strathmore transaction). These options were granted with the following vesting conditions: 50% - immediately, 25% - one year after grant date, 25% - two years after grant date.

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 12 months ended December 31, 2014:

Risk-free rate	1.6%
Expected life	5.0 years
Expected volatility	81%
Expected dividend yield	0.0%

*	Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the warrants.

(2)

For the 15 months ended December 31, 2013, the Company granted 496,121 stock options to its employees, directors, consultants and former employees of Strathmore, recording stock-based compensation expense of $1,538 including $312 capitalized as a cost of the Strathmore transaction

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

Risk-free rate	1.18% - 1.84%
Expected life	1.2 – 5.0 years
Expected volatility	60% - 95%
Expected dividend yield	0.0%

The fair value of stock options granted to former employees, directors and consultants of Strathmore was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

Risk-free rate	1.06% - 2.40%
Expected life	0.2 – 9.2 years
Expected volatility	51% - 104%
Expected dividend yield	0.0%

*	Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the stock options.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The summary of the Company’s stock options at December 31, 2014 and December 31, 2013, and the changes for the fiscal years ending on those dates is presented below:

	12 months ended			15 months ended
	December 31, 2014			December 31, 2013

		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price	Number of	Prices	Exercise Price	Number of
	Cdn$	Cdn$	Options	Cdn$	Cdn$	Options
Balance, beginning of period	7.60 - 44.22	14.27	795,318	8.00 - 112.50	16.56	620,756
Transactions during the period:
Granted	9.05	9.05	307,250	7.60 - 44.22	14.79	496,121
Exercised (1)	8.75	8.75	(15,000)	-	-	-
Forfeited	7.60 - 44.22	14.70	(158,655)	7.60 - 44.22	19.45	(180,323)
Expired	17.50	17.50	(23,500)	13.95 - 112.50	24.50	(141,236)
Balance, end of period	7.60 - 44.22	11.66	905,413	7.60 - 44.22	14.27	795,318

The weighted average price on option exercised in the 12 months ended December 31, 2014 was Cdn$10.18 ($9.10) .

The following table reflects the actual stock options issued and outstanding as of December 31, 2014:

Options outstanding			Options Exercisable
		Weighted average		Weighted average
Exercise price		remaining		remaining
(Cdn$)	Quantity	contractual life	Quantity	contractual life
$0.00 to $9.99	449,950	3.86	310,350	3.77
$10.00 to $19.99	410,570	2.20	410,570	2.20
$20.00 to $29.99	31,576	1.24	31,576	1.24
$30.00 to $39.99	3,117	0.89	3,117	0.89
$40.00 to $49.99	10,200	0.51	10,200	0.51
	905,413		765,813

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

19.      INCOME TAXES

A reconciliation of income tax expense (recovery) and the product of accounting income before income tax, multiplied by the combined Canadian federal and provincial statutory income tax rate for the 15 months ended December 31, 2013 and the 12 months ended September 30, 2012 is as follows:

	12 months ended	15 months ended
	December 31, 2014	December 31, 2013
Net loss before income taxes	$(43,509)	$(87,325)
Combined federal and provincial rate	26.50%	26.50%

Expected income tax expense (recovery)	(11,530)	(23,141)

Stock based compensation	337	317
Non-taxable items	(88)	(59)
Non-deductible items	30	58
Foreign tax rate differences	-	(9,147)
Change in unrecognized temporary differences	11,354	31,972
Income tax expense (recovery)	$103	$-

The significant components of the Company's deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,
	2014	2013

Deferred tax asset:
Net operating losses	$2,307	$3,772
Deferred income tax asset	2,307	3,772

Deferred tax liabilities:
Intangibles	(1,460)	(2,924)
Unrealized Capital Gain	(847)	(848)
	(2,307)	(3,772)
Deferred tax assets - net	$-	$-

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as of December 31, 2014 is $1,485 (December 31, 2013, $3,100)

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	December 31,
	2014	2013
Operating Losses	$145,586	$168,392
Capital Losses - United States	54,399	-
Allowable Capital Losses - Canada	3,917	-
Mineral properties and deferred costs	65,704	67,926
Decommissioning liabilities	15,291	13,016
Inventories, Investments & Other	7,299	3,740
Property, plant and equipment	25,499	5,321
	$317,695	$258,395

At December 31, 2014 and December 31, 2013 the Company did not recognize the benefit related to the deferred tax assets for the above related items in the financial statements as management did not consider it probable that the Company will be able to realize the deferred tax assets in the future.

The following table summarize the Company's capital losses and net operating losses that can be applied against future taxable profit. Utilization of part of the United States loss carry forwards will be limited in any year as a result of previous changes in ownership. Utilization of the Canadian loss carry forwards will be subject to the Acquisition of Control Rules as a result of previous changes in ownership.

Country	Type	Amount	Expiry Date
Canada	Non-capital losses	$23,679	2027 - 2034
Canada	Allowable Capital losses	3,917	None
Canada	Investment Tax Credits	1,424	2023-2026
United States	Net operating losses	128,984	2026-2034
United States	Capital losses	54,399	2019

20.     SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	12 months ended	15 months ended
	December 31,
	2014	2013
Uranium concentrates	$45,755	$63,732
Vanadium concentrates	-	9,194
Alternate feed materials processing and other	498	322
Revenues	$46,253	$73,248

The Company has three major customers to which its sales for the year were as follows: $20,662; $8,566; $16,527; (2013 - $26,935; $10,409; $26,389).

The Company’s revenues by country of customer for the current year were as follows: $25,591 - U.S.; $20,662 - South Korea (2013 - $46,313 - U.S.; $26,935 - South Korea).

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The components of selling, general and administrative expenses are as follows:

	12 months ended	15 months ended
	December 31,
	2014	2013
Intangible asset amortization	$(3,890)	$(6,136)
Selling expenses	(279)	(1,252)
Costs related to acquisition of Strathmore Minerals	-	(2,418)
General and administrative	(11,342)	(15,091)
Selling, general and administrative expenses	$(15,511)	$(24,897)

The components of finance income (expense) are as follows:

	12 months ended	15 months ended
	December 31,
	2014	2013
Interest expense	(1,689)	(1,971)
Interest income	47	645
Accretion expense	$(404)	$(416)
Gain (loss) on sale of marketable securities (Note 5)	198	(539)
Foreign exchange	5	497
Change in value of convertible debentures	300	2,744
Finance income (expense)	$(1,543)	$960

A summary of depreciation, depletion and amortization expense recognized in the consolidated financial statements is as follows:

	12 months ended	15 months ended
	December 31,
	2014	2013
Recognized in production cost of sales	$(3,073)	$(7,710)
Recognized in care and maintenance expenses	-	(2,544)
Recognized in selling, general and administrative	(4,096)	(6,139)
Depreciation, depletion and amortization	$(7,169)	$(16,393)

A summary of employee benefits expense recognized in the consolidated financial statements is as follows:

	12 months ended	15 months ended
	December 31,
	2014	2013
Recognized in property, plant and equipment and inventories Salaries and short-term employee benefits	9,986	22,462
	9,986	22,462
Recognized in selling, general and administration Salaries and short-term employee benefits	3,568	5,654
Share-based compensation	1,405	1,226
	4,973	6,880
Employee benefits expenses	14,959	29,342

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	12 months ended	15 months ended
	December 31,
	2014	2013
Change in non-cash working capital items:
Change in trade and other receivables	$54	$14,471
Change in inventories	(6,760)	(9,819)
Change in prepaid expenses and other assets	279	(285)
Change in accounts payable and accrued liabilities	(693)	(1,477)
Change in non-cash working capital items	$(7,120)	$2,890

A summary of other income (expense) recognized in the consolidated financial statements is as follows:

	12 months ended	15 months ended
	December 31,
	2014	2013
Share of equity-accounted investees, net of tax	(335)	(1,286)
Transaction costs	(402)	-
Sale of property, plant and equipment	464	-
Sale of assets held for sale	550	-
Sale of technical data	237	-
Other	288	31
Other income (expense)	$802	$(1,255)

A summary of care and maintenance expenses recognized in the consolidated financial statements is as follows:

	12 months ended	15 months ended
	December 31,
	2014	2013
Arizona Strip	1,281	496
Colorado Plateau	761	3,771
Henry Mountains	816	604
White Canyon	154	373
White Mesa Mill (1)	3,992	158
Care and maintenance	$7,004	$5,402

(1)	Includes a $1,458 adjustment to decommissioning liability due to a change in discount rates.

The Company’s loss from operations included the following expenses presented by function:

	12 months ended	15 months ended
	December 31,
	2014	2013
Cost of sales	66,138	133,440
General and administrative	15,743	24,897
	$81,881	$158,337

Cost of sales for the 12 month period ended December 31, 2014 includes impairment charges of $35,856 related to its US operating and non-operating properties (15 month period ended December 31, 2014 - $60,257 related to the impairment of the US operating and non-operating properties).

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

21.     COMMITMENTS AND CONTINGENCIES

General legal matters

The Company is subject to a variety of legal and regulatory claims as part of its ongoing operations, which are described below. The Company has assessed that it was not probable as at December 31, 2014 that any of the following would result in the Company having to pay damages or expend any resources, and accordingly has not recorded any amounts in these consolidated financial statements with respect to these claims.

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January, 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two tailings impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings impoundments occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $38 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint.

In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September, 2013. In October 2013, the Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company entered into a stipulation agreement with the Plaintiffs, which was extended in November 2014, under which the Company has agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of the Plaintiffs’ claims, or April 15, 2015, and the Plaintiffs have agreed to stay their appeal and Emergency Motions. In the meantime, proceedings on the merits of the case are ongoing. Oral arguments were heard on March 18, 2015, and a judgment is expected by the end of second quarter 2015. If the Plaintiffs are successful on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on future operations of the Company.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

In January, 2014 the Acoma Pueblo filed a notice of appeal and separately filed a Complaint for Declaratory Judgment, in the Eleventh Judicial District Court of McKinley County, New Mexico, challenging the permit to dewater certain aquifers underlying the Company’s proposed Roca Honda uranium mine site. The Company does not believe the appeal and Complaint have merit and intends to defend against those actions. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. The Company does not believe any such outcome would materially affect the Company’s financial position, results of operations or cash flows. At the request of the parties, on July 10, 2014, the Court issued an Order staying these proceedings for 90 days, which was extended by the Court on October 10, 2014 and January 12, 2015, in each case for a further 90 days, pending settlement negotiations of the parties. On February 27, 2015, the parties settled this dispute, and the Acoma Pueblo has agreed to dismiss its appeal and Complaint.

Mineral property commitments

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $1,471 for the 12 months ended December 31, 2015.

Surety bonds

The Company has indemnified third-party companies to provide surety bonds as collateral for the Company’s decommissioning liabilities. The Company is obligated to replace this collateral in the event of a default, and is obligated to repay any reclamation or closure costs due.

Commitments

The following table reflects the operating commitments on an undiscounted basis as of December 31, 2014:

	2015	2016	2017	2018	2019	Thereafter	Total
As at December 31,	$	$	$	$	$	$	$
Rent	304	311	291	-	-	-	906
Office expenses	31	15	-	-	-	-	46
Consumable materials contracts	1,427	-	-	-	-	-	1,427
U3O8 purchase contracts (1)	11,813	-	-	-	-	-	11,813
Decommissioning liabilities	716	-	-	-	-	26,009	26,725
	14,291	326	291	-	-	26,009	40,917

(1)	Contract for the purchase of 300,000 pounds of U3O8 that will be delivered to a customer in FY-2015 under one of its long-term contracts.

22.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)      Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes the significance of the inputs used in making fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.

The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The Company has no financial instruments measured at fair value categorized in Level 2 or 3 (valuation technique using non-observable market inputs) as at December 31, 2014.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

(b)     Fair values:

As at December 31, 2014, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

Financial assets and financial liabilities measured at fair value on a recurring basis include:

	Level 1		Level 2	Level 3	Total
Marketable securities	284		-	-	284
Convertible debentures	15,740		-	-	15,740
	$16,024	$	- $	- $	16,024

(c)     Credit risk:

Credit risk relates to cash and cash equivalents and trade and other receivables and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. The Company’s sales are attributable mainly to three multinational utilities. As at December 31, 2014, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables and taxes recoverable.

(d)     Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company has $33,611 of working capital as at December 31, 2014 (December 31, 2013 - $33,481). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating year. The Company’s financial liabilities and other commitments are listed in Notes 13 and 20.

The following are the contractual maturities of financial liabilities (undiscounted) outstanding as at December 31, 2014:

	< 1 year	1 to 2 years	2 to 5 years		Thereafter	Total
Accounts payable and accrued liabilities	$4,743	$-	$-	$	- $	4,743
Loans and borrowings	$1,622	$1,612	$16,546		$-	19,780
	$6,365	$1,612	$16,546	$	- $	24,523

(e)     Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in United States dollar equivalents, the Company’s major foreign currency (Cdn$) exposures as of December 31, 2014:

Cash and cash equivalents	$1,248
Accounts payable and accrued liabilities	(801)
Loans and borrowings	(15,740)
Total	$(15,293)

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2014 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for	Increase (decrease) in other
	Sensitivity Analysis	comprehensive income
Strengthening net earnings	+1% change in U.S. dollar	$206
Weakening net earnings	-1% change in U.S. dollar	($206)

f)     Interest rate risk:

The Company is also exposed to an interest rate risk associated with the convertible debentures which is based on the spot market price of U3O8. The Company does not use derivatives to manage interest rate risk. The following chart displays the interest rate at various U3O8 price levels.

UxC U3O8 Weekly Indicator Price	Annual Interest Rate

Up to $54.99	8.50%
$55.00 – $59.99	9.00%
$60.00 – $64.99	9.50%
$65.00 – $69.99	10.00%
$70.00 – $74.99	10.50%
$75.00 – $79.99	11.00%
$80.00 – $84.99	11.50%
$85.00 – $89.99	12.00%
$90.00 – $94.99	12.50%
$95.00 – $99.99	13.00%
$100 and above	13.50%

(g)     Capital management:

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include share capital and working capital.

	December 31,	December 31,
	2014	2013
	$	$
Working Capital	38,604	33,481
Shareholders' equity	96,858	137,133

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern.

As of December 31, 2014, the Company is not subject to any externally imposed capital requirements.

ENERGY FUELS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2014 and 15 MONTHS ENDED DECEMBER 31, 2013
(Expressed in thousands of U.S. Dollars except share and per share amounts)

23.     SUBSEQUENT EVENTS

Issuance of stock options and restricted stock units (“RSU”)

On January 28, 2015 the Company granted 133,150 stock options and 153,850 RSU’s to its employees, directors and consultants with an exercise price of Cdn$5.85( $5.04) . The options carry a five year life and are vested as follows: 50% immediately; 25% on January 28, 2016; 25% on January 28, 2017. The RSU’s vest as follows: 50% on January 28, 2016; 25% on January 28, 2017; and 25% on January 28, 2018.

Acquisition of Uranerz Energy Corporation

On January 4, 2015, the Company entered into a definitive agreement with Uranerz Energy Corporation (“Uranerz”) pursuant to which the Company will acquire all of the issued and outstanding shares of common stock of Uranerz. Under the terms of the definitive agreement, shareholders of Uranerz will receive 0.255 common shares of the Company for each share of Uranerz common stock held or 24,453,303 shares. Based on the common shares outstanding of both the Company and Uranerz, the Company’s shareholders will own approximately 45% of the shares of the Company upon completion of the transaction and Uranerz shareholders will own approximately 55% of the common shares of the Company.

The Uranerz transaction will be carried out by way of a merger of Uranerz with, and into, a subsidiary of Energy Fuels under Nevada Law. The transaction will be subject to the approval of at least a majority of the holders of the outstanding common shares of Uranerz, as well as at least a majority of the votes cast by Uranerz shareholders, excluding directors and officers of Uranerz. The transaction is also subject to the approval of at least a majority of the votes cast by the Company’s shareholders.

The transaction is expected to be completed in the second quarter of 2015.